Exhibit 12.1

AMERIS BANCORP

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the nine months ended September 30, 2012	For the year ended December 31,
		2011	2010	2009	2008	2007
EARNINGS
Pre-tax income from continuing operations	14,490	31,649	(7,184)	(34,492)	(5,969)	22,453
Fixed charges	12,580	28,113	30,087	40,818	56,611	71,109
Amortization of capitalized interest	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—

Total earnings	27,070	59,762	22,903	6,326	50,642	93,562
Less: Interest on deposits	10,724	25,506	28,647	38,506	51,942	62,380

Total earnings exc. deposit int.	16,346	34,256	(5,744)	(32,180)	(1,300)	31,182

FIXED CHARGES
Interest expensed	12,094	27,547	29,794	40,550	56,343	70,998
Interest capitalized	—	—	—	—	—	—
Interest included in rental expense	486	566	293	268	268	111

Total fixed charges	12,580	28,113	30,087	40,818	56,611	71,109
Less: Interest on deposits	10,724	25,506	28,647	38,506	51,942	62,380

Total fixed charges exc. deposit int.	1,856	2,607	1,440	2,312	4,669	8,729

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expensed	12,094	27,547	29,794	40,550	56,343	70,998
Interest capitalized	—	—	—	—	—	—
Interest included in rental expense	486	566	293	268	268	111
Preferred stock dividends (pre-tax equivalent)	2,459	3,241	3,213	3,161	328	—

Total fixed charges and preferred stock dividends	15,039	31,354	33,300	43,979	56,939	71,109
Less: Interest on deposits	10,724	25,506	28,647	38,506	51,942	62,380

Total fixed charges and preferred dividends exc. deposit int.	4,315	5,848	4,653	5,473	4,997	8,729

RATIO OF EARNINGS TO FIXED CHARGES
Including interest on deposits	2.15	2.13	0.76	0.15	0.89	1.32

Excluding interest on deposits	8.81	13.14	(3.99)	(13.92)	(0.28)	3.57

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Including interest on deposits	1.80	1.91	0.69	0.14	0.89	1.32

Excluding interest on deposits	3.79	5.86	(1.23)	(5.88)	(0.26)	3.57